                                                  EXHIBIT 12 PAGE 1 of 1


              NORFOLK SOUTHERN CORPORATION AND SUBSIDIARIES
            COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          (Millions of Dollars)


                                       Year ended December 31
                         ------------------------------------------------
                            1995     1994      1993      1992     1991 (1)
                            ----     ----      ----      ----     ----
EARNINGS

Income before income
 taxes as reported       $1,114.7  $1,049.0  $  898.6  $  875.3  $  143.6
Add:
 Total interest expenses
  (as detailed below)       174.9     159.9     160.7     161.6     151.4
 Income (loss) of
  partially owned
  entities (2)                0.1       0.6     (2.6)       2.0       1.3
 Subsidiaries' preferred
  dividend requirement        2.6       2.7       2.7       2.7       3.3
                         --------  --------  --------  --------  --------
    Income before income
     taxes, as adjusted  $1,292.3  $1,212.2  $1,059.4  $1,041.6  $  299.6
                         ========  ========  ========  ========  ========
FIXED CHARGES

Interest expense on debt $  113.4  $  101.6  $   98.6  $  109.0  $   99.7
Other interest expense       31.5      31.8      38.7      33.0      34.8
Calculated interest
 portion of rent expense     30.0      26.5      23.4      19.6      16.9
                         --------  --------  --------  --------  --------
    Total interest
     expenses               174.9     159.9     160.7     161.6     151.4

Capitalized interest         14.0      17.8      21.7      17.9      19.3
Subsidiaries' preferred
 dividend requirement
 on a pretax basis            4.1       4.2       4.3       4.2       4.9
                         --------  --------  --------  --------  --------
    Total fixed charges  $  193.0  $  181.9  $  186.7  $  183.7  $  175.6
                         ========  ========  ========  ========  ========
RATIO OF EARNINGS TO
 FIXED CHARGES               6.70      6.66      5.67      5.67    1.71(1)



(1) Included in 1991 results is a special charge that increased transportation operating expenses by $680 million.

(2) Includes the distributed income of 20%-49% owned entities, net of equity recorded in undistributed income and the minority income of consolidated entities which have fixed charges.

The computations do not include $0.3 million of interest expense related to $7.8 million of debt guaranteed for a less than 50% owned entity.
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